UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
_________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 6)* LIVEPERSON, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 538146101
(CUSIP Number) December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538146101

1.	Names of Reporting Persons. ROBERT P. LOCASCIO
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization…United States
Number of Shares	5. Sole Voting Power…5,078,213
Beneficially Owned by	6. Shared Voting Power…0
Each Reporting	7. Sole Dispositive Power…5,078,213
Person With:	8. Shared Dispositive Power…0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person…5,078,213
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)…10.7%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Liveperson, Inc. (The “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

462 Seventh Avenue, 3rd Floor, New York, NY 10018

Item 2(a).	Name of Person Filing: Robert P. Locascio

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Liveperson, Inc., 462 Seventh Avenue, 3rd Floor, New York, NY 10018

Item 2(c).	Citizenship: United States citizen

Item 2(d).	Title of Class of Securities:

The title of Class of Securities is Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 538146101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,078,213*

(b)	Percent of class: 10.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

5,078,213

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

5,078,213

(iv)	Shared power to dispose or to direct the disposition of

0

* Includes 201,250 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2007.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

By: /s/ Robert P. LoCascio Name: Robert P. LoCascio